FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT NOVEMBER 14

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Results for the
First Nine Months 2006
Highlights
•	Group revenue grows by 11.4% to EUR 3,560.3 million

•	Group operating income rises by 24.2% to EUR 695.7 million

•	Group adjusted EBITDA increases by 11.2% to EUR 1,531.7 million

•	Consolidated net income increases by 34.7% to EUR 498.5 million, earnings per share increase by 38.8%

•	Reduction in depreciation and amortization charges supports wireline operating income

•	International wireless operations drive growth of group key financial figures

•	Domestic mobile business resilient to competition and interconnection cuts

•	Execution of announced acceleration of share buyback

•	Improved outlook for operating income and net income for FY 2006
Note: All financial figures are based on IFRS; if not stated otherwise, all comparisons are given year-on-year.
Consolidated 3Q 06 and 1-9M 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 3Q 05 and 1-9M 2005 include contributions from Mobiltel for the period July 12 through September 30, 2005.

Summary

in EUR million (unaudited)	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

Revenue	1,232.3	1,188.3	3.7%	3,560.3	3,196.8	11.4%
Operating income	281.6	264.1	6.6%	695.7	560.1	24.2%
Net income	213.6	184.2	16.0%	498.5	370.2	34.7%
Adjusted EBITDA*	549.9	546.1	0.7%	1,531.7	1,377.0	11.2%
Earnings per share (in EUR)	0.45	0.38	19.9%	1.05	0.75	38.8%
Capital expenditures	148.5	128.5	15.6%	421.4	378.0	11.5%

in EUR million	Sept. 30, 06	Dec. 31, 05	% change

Net debt	2,923.3	3,113.7	-6.1%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Vienna, November 14, 2006 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the first nine months of 2006 and the third quarter ending September 30, 2006.
Year-to-date comparison:
During the first nine months of 2006, group revenue increased by 11.4% to EUR 3,560.3 million primarily due to the consolidation of Mobiltel.
Both segments contributed to the 24.2% growth in group operating income to EUR 695.7 million, also due to the acquisition of Mobiltel. Group operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 11.2% to EUR 1,531.7 million.
Consolidated net income of Telekom Austria Group rose by 34.7% to EUR 498.5 million driven by higher operating income. Earnings per share grew by 38.8% to EUR 1.05 during 1-9M 06.
Group capital expenditure for tangible and intangible assets increased by 11.5% to EUR 421.4 million during 1-9M 06 primarily due to the consolidation of Mobiltel.
Net debt decreased by 6.1% to EUR 2,923.3 million at the end of September 2006 compared to EUR 3,113.7 million at the end of December 2005. The net debt to equity ratio (net gearing) decreased by 4.6 percentage points to 102.1% at the end of September 2006 compared to the end of December 2005.
Quarterly comparison:
Group revenue increased by 3.7% to EUR 1,232.3 million compared to the same period in 2005. Wireline revenue decreased by 0.4% to EUR 529.8 million in 3Q 06 as higher revenue from Internet access and wholesale partly offset lower voice revenue. Wireless revenue increased by 7.2% to EUR 772.9 million in 3Q 06, primarily due to the strong performance of the international operations.
Group operating income rose by 6.6% to EUR 281.6 million during 3Q 06 with the increase in the wireless segment more than offsetting lower operating income in the wireline segment. Group depreciation and amortization charges fell from EUR 284.9 million in 2Q 06 to EUR 268.3 million in 3Q 06 as a result of expiration of depreciation and amortization cycles.
Group adjusted EBITDA rose by 0.7% to EUR 549.9 million in 3Q 06 as growth in the wireless segment offset a decline in the wireline segment.
Net income rose by 16.0% to EUR 213.6 million in 3Q 06 and earnings per share increased by 19.9% to EUR 0.45.
Group capital expenditure for tangible and intangible assets increased by 15.6% to EUR 148.5 million during 3Q 06 mainly due to higher UMTS and HSDPA investments in Bulgaria and Austria.
The presentation for the conference call and the key figures of the Telekom Austria Group in excel format (“Key figures 3Q 2006”) are available on our website at www.telekom.at
Results for the full year 2006 will be announced on March 6, 2007
Contacts:
Investor Relations
Peter E. Zydek
Head of Investor Relations
Tel: +43 (0) 59059 1 19001
E-Mail: peter.zydek@telekom.at
Corporate Communications
Elisabeth Mattes
Telekom Austria Group’s Spokeswoman
Tel: +43 (0)1 33161 2730
E-Mail: e.mattes@mobilkom.at
2     Telekom Austria Group: Results for the First Nine Months 2006

Group Review
Revenue and operating income by segment
Wireline
Year-to-date comparison:
Wireline revenue decreased slightly by 0.5% to EUR 1,584.0 million during the first nine months of 2006. Higher revenue from Internet access & media and wholesale voice telephony & Internet partly offset lower revenue from switched voice traffic and switched voice monthly rental & other. Wireline revenue was also impacted as lower mobile termination rates were passed on to fixed line customers through lower tariffs.
Operating income during 1-9M 06 increased by 11.6% to EUR 130.4 million compared to the same period last year supported by a 9.7% decline of depreciation and amortization charges.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) decreased by 5.7% to EUR 600.2 million during the first nine months of 2006 compared to the previous year’s period as a result of lower revenue and higher operating expenses. The latter were driven by higher personnel and interconnection costs.
Quarterly comparison:
The number of ADSL lines (including 121,000 wholesale lines) rose by 27.4% to 670,000 by the end of the third quarter of 2006. The number of ADSL net adds grew to 32,400 in 3Q 06 compared to the 30,700 recorded in the same period last year.
ADSL ARPU declined by 6.4% to EUR 27.9 in 3Q 06 driven by a shift in customer mix from higher priced packages towards entry level packages as well as promotions based on the waiver of the monthly provider fee for a limited period of time. The number of unbundled lines rose by 64.7% to 178,800 compared to 108,600 at the end of September 2005 with the growth rate on a quarter on quarter basis declining from 11.9% in 3Q 05 to 9.9% in 3Q 06.
Total voice minutes declined by 9.4% to 1.1 billion in 3Q 06 mainly due to lower national fixed line calls as a result of a lower number of access lines in combination with a lower usage due to fixed-to-mobile migration. Including Internet dial-up, total minutes declined by 18.0% to 1.4 billion reflecting the migration of dial-up customers to higher value broadband products.
Telekom Austria further increased its voice market share to 57.3% at the end of September 06 compared to 55.9% at the same time last year. This was primarily due to successful customer retention.
The overall market measured by minutes declined by 11.3% whereas Telekom Austria’s minutes declined by 9.4%. Market share including Internet dial-up increased to 57.3% compared to 56.2% at the end of September 05.
Wireline revenue decreased by 0.4% to EUR 529.8 million during 3Q 06 compared to the same period last year. Higher revenue contributions from Internet access & media and wholesale voice telephony & Internet partly offset lower revenue from switched voice traffic and switched voice monthly rental & other.
Note: Detailed operational figures of the wireline segment are shown in the appendix on page 19

Wireline
in EUR million (unaudited)	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

Revenue	529.8	531.7	-0.4%	1,584.0	1,591.5	-0.5%
Operating income	52.6	56.4	-6.7%	130.4	116.8	11.6%
Adjusted EBITDA*	199.4	218.8	-8.9%	600.2	636.8	-5.7%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for the First Nine Months 2006     3

Switched voice traffic revenue decreased by 12.3% to EUR 85.6 million as a result of a lower traffic volume and as reductions of mobile termination rates were passed on to fixed line customers through lower tariffs. The average voice tariff remained unchanged at 7.7 cents per minute in 3Q 06 compared to the same period last year. Lower fixed-to-mobile tariffs following the reduction of termination rates were offset by higher national tariffs due to a shift in call mix and a positive impact from bonus packages.
Revenue from switched voice monthly rental & other declined by 5.8% to EUR 129.8 million due to a lower number of access lines and waived installation charges during sales promotions. At the end of September 2006, the number of access lines was 2.70 million compared to 2.82 million at the same time last year.
Revenue from payphones & value added services in 3Q 06 declined by 3.3% to EUR 11.8 million. Higher revenue contributions from event-based premium rate services could partly offset lower revenue from payphones.
Lower prices and substitution of classic data solutions by IP-based voice and network services weakened revenue from data & IT-solutions by 1.5% to EUR 102.7 million.
Revenue from Internet access & media grew by 10.7% to EUR 66.0 million supported by the migration of former dial-up customers to higher value ADSL products.
Wholesale voice telephony & Internet revenue grew by 15.1% to EUR 103.9 million with international and national wholesale contributing nearly equally to the increase. Despite lower wholesale voice volumes, a higher number of unbundled lines led to a strong performance in national wholesale. International wholesale grew as more minutes were terminated in more expensive international mobile networks.
Other wireline revenue increased slightly by 0.3% to EUR 30.0 million as terminal equipment sales more than compensated the decline in revenue from PABX’s.
Depreciation, amortization and impairment charges declined by 9.7% due to strict capital expenditure management and operating income fell by 6.7% to EUR 52.6 million in 3Q 06.
Operating expenses increased mainly due to higher employee costs, costs for services received and to a lesser extent to interconnection costs. Employee costs rose significantly by 9.5% due to higher severance payments, expenses for stock options and wage increases under the collective bargaining agreement. Higher expenses for leased lines led to an increase of costs for services received.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) declined by 8.9% to EUR 199.4 million in the third quarter 2006 as a result of lower revenue and higher operating expenses.
Czech On Line reported 169,500 subscribers at the end of September 2006 compared to 199,200 at the same time last year. The decline is primarily due to the sustained churn of customers caused by the end of the product life cycle in dial-up Internet access and could only be partly offset by higher customer numbers in broadband and voice access.
Revenue of Czech On Line grew by 12.0% to EUR 5.6 million in the reporting quarter compared to the third quarter of 2005. Operating income almost broke even with a loss of EUR 0.1 million in 3Q 06 after a loss of 1.0 million in 3Q 05, as a result of strong revenue growth and strict cost control.
Adjusted EBITDA turned positive to a profit of EUR 0.6 million in the reporting quarter from a loss of EUR 0.3 million in 3Q 05.
Czech On Line focuses its marketing and sales activities on access technology via local loop unbundling at selected locations and seeks to become a provider of “dual play” with data and VoIP services.
4     Telekom Austria Group: Results for the First Nine Months 2006

Wireless
Year-to-date comparison:
Revenue in the wireless segment rose by 21.9% to EUR 2,172.0 million during the first nine months of 2006. This growth was primarily driven by the contribution of Mobiltel. On a comparable basis, excluding Mobiltel, wireless revenue increased by 5.4% to EUR 1,744.4 million. Organic growth was primarily driven by higher traffic and national roaming revenue in Croatia. Slovenia reported strong traffic revenue growth due to a higher average subscriber base and an increase in usage per subscriber.
Operating income increased by 27.4% to EUR 563.1 million and operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 25.8% to EUR 929.6 million mainly due to the contribution of Mobiltel. Excluding Mobiltel, wireless operating income rose by 3.3% to EUR 405.5 million and operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 1.8% to EUR 670.7 million as a result of higher operating revenue.
Quarterly comparison:
As of September 30, 2006, the total number of customers in the wireless segment grew by 15.7% to 9.78 million compared to the same period last year. This is a result of the strong market performance in all countries in which Telekom Austria Group operates.
Wireless revenue increased by 7.2% to EUR 772.9 million in 3Q 06 compared to the same period last year mainly through the higher contribution of Mobiltel as a result of a 11 day longer consolidation period as well as higher monthly rental and traffic revenue. Vipnet and Si.mobil showed strong traffic revenue as a result of a larger average subscriber base and higher usage per subscriber. Roaming revenue exceeded last years level, mainly driven by higher national roaming in Croatia and Austria.
Operating income increased by 10.3% in 3Q 06 to EUR 228.7 million, as revenue growth more than offset the 6.3% increase in wireless expenses. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 7.2% to EUR 350.3 million in 3Q 06.
Data revenue as a percentage of traffic-related revenue amounted to 19.4% in 3Q 06 compared to 17.1% in 3Q 05.
mobilkom austria
mobilkom austria gained 56,500 net adds during the third quarter and increased its customer base by 6.6% to 3.53 million subscribers at the end of September 2006 compared to 3.31 million at the end of September 2005. The share of contract subscribers rose to 59.3% at the end of September 2006 compared to 55.8% in the same period of the previous year. This growth was mainly supported by the introduction of “unlimited tariffs” in September last year as well as the demand for the Vodafone Mobile Connect card. Furthermore, mobilkom austria kept the churn rate stable at 4.4% in 3Q 06 compared to 3Q 05.
Austrian mobile penetration was 110.9% at the end of 3Q 06 compared to 102.6% at the end of 3Q 05. The market share of mobilkom austria decreased to 38.8% at the end of September 2006 compared to 39.5% in the same period of last year as the low price segment in which smaller competitors participated to a
Note: Detailed operational figures of the wireless segment are shown in the appendix on page 20 and 21

Wireless*
in EUR million (unaudited)	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

Revenue	772.9	721.0	7.2%	2,172.0	1,781.1	21.9%
Operating income	228.7	207.3	10.3%	563.1	441.9	27.4%
Adjusted EBITDA**	350.3	326.9	7.2%	929.6	739.1	25.8%

*	Consolidated 3Q 06 and 1-9M 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 3Q 05 and 1-9M 2005 include contributions from Mobiltel for the period from July 12 through September 30, 2005.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for the First Nine Months 2006     5

disproportionate degree grew faster than the overall market.
As a reaction to this market dynamic mobilkom austria introduced a no-frills offer under the name “bob” in July 2006. “bob” is a SIM-only contract product without a monthly fee offering low priced calls in Austria using mobilkom austria’s network. “bob” offers basic voice service including roaming and SMS.
Average minutes of use (MoU) charged per subscriber increased by 15.7% to 154.3 minutes driven by the introduction of the flat-rate “unlimited tariffs” in September 2005.
Furthermore average interconnection revenue per user declined following the reductions of mobile termination rates in November 2005, January 2006 and July 2006. As a consequence average revenue per user (ARPU) declined by 7.4% to EUR 34.9 partially offset by data ARPU growing by 13.0% to EUR 5.2.
The third quarter 2006 showed further strong performance of the data business which is reflected in the increase of data revenue as a percentage of traffic-related revenue from 17.5% during 3Q 05 to 21.3% during 3Q 06. By the end of September 2006, mobilkom austria had already sold 109,000 Vodafone Mobile Connect Cards and had more than 1.26 million Vodafone live! customers.
The number of SMS sent increased significantly by 81.0% to 237.7 million in 3Q 06 compared to the same period last year driven by higher usage per subscriber following the introduction of the unlimited tariff concept, which features an option for unlimited SMS for a monthly fee, and a larger average subscriber base.
Revenue of mobilkom austria decreased by 1.3% to EUR 435.8 million compared to 3Q 05. The decrease was also a consequence of lower interconnection revenue due to the reduction of mobile termination rates. Voice revenue declined due to lower prices despite more subscriber, higher usage per subscriber and lower discounts granted. Additionally data revenue increased due to more subscription sold and higher usage. Roaming revenue increased as a result of higher revenue from national roaming and higher traffic volume.
Subscriber acquisition costs (SAC) rose by 23.1% to EUR 13.3 million in 3Q 06 and subscriber retention costs (SRC) increased by 21.1% to EUR 17.2 million. SACs increased due to a higher number of gross adds despite lower SAC per gross add. SRCs rose as more handsets were replaced.
mobilkom austria’s expenses increased as higher traffic resulted in higher costs for leased lines, site-related costs grew among other things due to UMTS/HSDPA rollout. In addition higher acquisition and retention costs and higher personnel expenses led to a decrease of operating income by 8.7% to EUR 100.4 million.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) decreased by 6.3% to EUR 162.4 million during 3Q 06.
Mobiltel
Mobiltel increased its subscriber base by 21.1% to 4.04 million at the end of September 2006 compared to 3.33 million at the end of September 2005. Net additions increased by 84.0% to 181,100 in 3Q 06 compared to 98,400 net adds during 3Q 05. Mobiltel increased its contract subscriber base to 1.45 million up from 1.18 million at the end of September of the previous year.
Penetration in Bulgaria increased significantly by 27.5 percentage points and stood at 97.2 at the end of September 2006. Mobiltel defended its position as market leader with a market share of 54.0% at the end of September 2006 compared to 60.8% at the same time last year despite the entrance of a fourth mobile operator in 4Q 05.
Churn increased marginally from 5.9% in 3Q 05 to 6.2% in 3Q 06 both influenced by higher prepaid and contract customer
6     Telekom Austria Group: Results for the First Nine Months 2006

churn reflecting the competitive market environment.
Average revenue per user (ARPU) declined from EUR 12.8 in 3Q 05 to EUR 11.4 as lower average prices were only partially offset by an increase of 16.9% in average minutes of use charged per subscriber (MoU) to 58.1 minutes. Lower average prices were due to increased call volume of cheaper on-net calls as well as a growing number of subscribers taking up tariff plans with lower prices or free minutes included for an additional monthly fee.
Mobiltel’s revenue for the full third quarter period rose by 11.6% to EUR 161.2 million in 3Q 06 compared to 3Q 05 primarily as a result of higher monthly rental revenue, traffic revenue and deferred revenue in the amount of EUR 4.0 million due to the purchase price allocation in 2005. Monthly rental revenue benefited from a larger average subscriber base and stable monthly fees. Traffic revenue increased as a result of increased customer roaming following the introduction of Vodafone World, which is stimulating usage with lower tariffs.
Mobiltel’s operating income for the full third quarter period increased by 4.3% to EUR 63.1 million compared to 3Q 05 despite higher depreciation and amortization charges driven by higher capital expenditure.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) for the full third quarter period of 2006 rose by 6.3% to EUR 97.2 million compared to 3Q 05 as a result of higher operating revenue which more than offset higher operating expenses caused by higher material and interconnection expenses.
Mobiltel has been consolidated into Telekom Austria’s wireless segment since July 12, 2005. As a result, Mobiltel’s contribution to Telekom Austria’s consolidated financial results for 3Q 05 is less than Mobiltel’s full 3Q 05 results.
Mobiltel contributed revenue in the amount of EUR 127.5 million, operating income of EUR 49.2 million, adjusted EBITDA of EUR 80.1 and capital expenditures of EUR 14.1 million to Telekom Austria’s wireless segment in 3Q 05.
Vipnet
Vipnet increased its subscriber number considerably by 23.6% to 1.81 million at the end of September 2006 compared to the end of September 2005. The mobile penetration rate in Croatia increased by 21.4 percentage points to 94.8% at the end of September 2006 compared to the end of September 2005. This development was driven by a higher number of gross adds of Vipnet, the entrance of a new operator in 3Q 05 and partly due to the launch of the no-frills brand “tomato” by Vipnet.
The market share of Vipnet decreased from 45.1% at the end of 3Q 05 to 43.2% at the end of 3Q 06 due to the entrance of the third operator.
Churn among customers increased from 0.6% to 3.5% mainly due to an extension of the grace period for prepaid customers to match the definition used by competitors in 3Q 05 despite a reduction of postpaid churn.
During the third quarter of 2006 revenue rose by 10.2% to EUR 145.4 million compared to the same period of 2005 primarily driven by higher traffic and roaming revenue.
Traffic revenue grew as a result of a larger subscriber base and a 7.5% increase of minutes of use charged per subscriber (MoU) to 87.1 minutes stimulated by a higher number of postpaid subsribers. Revenue from roaming increased primarily due to the national roaming agreement with Tele2.
In the third quarter of 2006 Vipnet’s ARPU declined by 16.7% to EUR 17.5 compared to 3Q 05. This development was caused by new tariffs to match competitor’s offers with lower on-net calls and thus reducing the interconnection
Telekom Austria Group: Results for the First Nine Months 2006     7

revenue. In addition a migration of high- value prepaid customers to postpaid reduced the prepaid ARPU and diluted postpaid ARPU. The impact on blended ARPU was neutral and increased customer retention.
Operating income of Vipnet increased by 35.8% to EUR 57.7 million in 3Q 06 compared to the same period last year as a result of higher operating revenue despite higher operating expense and stable depreciation and amortization charges compared to last years period.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 21.4% to EUR 77.6 million in the reporting quarter of 2006. Higher operating revenue more than offset higher marketing and sales costs resulting mainly from the promotion of the no-frills brand “tomato”.
Si.mobil
Si.mobil’s customer base grew by 16.3% to 405,900 at the end of September 2006 compared to last year. The number of contract subscribers increased by 37.1% to 224,100 resulting in an increase of the contract share to 55.2% in 3Q 06, up from 46.8% in 3Q 05.
On September 20, 2006 Si.mobil acquired nationwide UMTS frequencies for a total of EUR 6.5 million. The right of usage of frequencies is valid for a period of 15 years with the legal option to extend the term.
Si.mobil’s market share rose to 24.4% at the end of 3Q 2006 compared to 22.1% at the end of 3Q 05 due to the positive market response to marketing campaigns and the exit of a competitor from the Slovenian market.
The churn rate of Si.mobil declined from 11.4% in 3Q 05 to 4.5% in 3Q 06 driven by less contract and prepaid churn as the Slovenian regulatory authority laid down new rules for counting customers in 3Q 05, which mainly concerned prepaid customers.
Slovenian mobile penetration increased from 79.7% at the end of September 2005 to 84.1% at the end of September 2006 with strong subscriber growth of all market operators stimulating market expansion.
Average revenue per user (ARPU) increased significantly by 21.6% to EUR 22.5 in 3Q 06 primarily due to a larger contract subscriber base, higher traffic volume and higher revenue from data usage. Prepaid ARPU growth is driven by an improvement of the subscriber base.
Primarily due to higher traffic and interconnection revenue Si.mobil reported revenue growth of 33.7% to EUR 37.3 million during 3Q 06 compared to the same period last year.
A higher number of subscribers and stronger ARPU led to the increase of traffic revenue. Higher usage from SMS, GPRS and Vodafone live! drove data revenue. Interconnection revenue rose as more volume was terminated on Si.mobil’s network and due to higher transit volume.
Operating income more than doubled to EUR 6.9 million in 3Q 06 as strong revenue growth could more than compensate higher material and interconnection expenses.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 41.4% to EUR 12.3 million during 3Q 06 compared to the same period last year.
8     Telekom Austria Group: Results for the First Nine Months 2006

Consolidated net profit
Year-to-date comparison:
Net interest expenses in the first nine months of 2006 remained nearly stable compared to the same period last year. The 36.4% decline in interest income was almost completely offset by a decrease in interest expenses.
Due to a lower average tax rate and mainly caused by the low statutory income tax rate of 15% in Bulgaria income tax expenses increased by only 2.3% to EUR 112.9 million in the first nine months of 2006 despite 24.2% higher operating income as a consequence of the consolidation of Mobiltel. In addition tax expense was further decreased by EUR 8.7 million due to the recognition of a one-time deferred tax benefit for which the underlying contingency was resolved in 3Q 06. The effective tax rate decreased from 23.0% in 1-9M 05 to 19.9% in 1-9M 06, excluding the above mentioned one-time effect.
Net income rose by 34.7% to EUR 498.5 million during 1-9M 2006 mainly attributable to the consolidation of Mobiltel.
Basic and diluted earnings per share increased by 38.8% to EUR 1.05 during the first nine months of 2006 compared to the same period last year.
Quarterly comparison:
During 3Q 06 net interest expenses decreased slightly by 3.0% to EUR 29.6 million.
Income tax expenses decreased by 22.5% from EUR 49.7 million in 3Q 05 to EUR 38.5 million in 3Q 06 despite higher taxable income driven by the contribution of Mobiltel due to a lower average tax rate and the above mentioned one-time effect. The effective tax rate amounted to 18.6% in 3Q 06 versus 21.2% in 3Q 05, excluding the above mentioned one-time effect.
Overall, quarterly net income in 3Q 06 rose by 16.0% to EUR 213.6 million and basic and diluted earnings per share rose from EUR 0.38 to EUR 0.45.
Capital expenditure
Year-to-date comparison:
Total capital expenditure for tangible and intangible assets for the first nine months of 2006 increased by 11.5% to EUR 421.4 million. Capital expenditure for tangible assets rose by 4.2% to EUR 352.0 million and for intangible assets increased by 72.2% to EUR 69.4 million.
The decline of capital expenditure for tangible assets in the wireline segment by 15.7% to EUR 161.8 million was caused by lower investments in the broadband access network, core network and buildings & infrastructure. Capital expenditure for tangible assets in 1-9M 05 included a one-time capital expenditure of EUR 16.6 million required under the Austrian Telecommunications Interception Ordinance to allow Austrian law enforcement agencies to standardize the data exchange.
Capital expenditure for tangible assets in the wireless segment increased by 30.5% to EUR 190.2 million during the first nine months of 2006 compared to same period last year mainly due to the contribution of Mobiltel. Excluding Mobiltel, wireless expenditure for tangible assets declined by 5.7% to EUR 125.0 million compared to last year’s level.

Capital expenditures
in EUR million (unaudited)	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

Wireline tangible	59.7	66.0	-9.5%	161.8	191.9	-15.7%
Wireless tangible	55.9	49.3	13.4%	190.2	145.8	30.5%
Tangible	115.6	115.3	0.3%	352.0	337.7	4.2%

Wireline intangible	4.9	2.9	69.0%	16.5	14.4	14.6%
Wireless intangible	28.0	10.3	171.8%	52.9	25.9	104.2%
Intangible	32.9	13.2	149.2%	69.4	40.3	72.2%

Total capital expenditures	148.5	128.5	15.6%	421.4	378.0	11.5%

Telekom Austria Group: Results for the First Nine Months 2006       9

Capital expenditure for intangible assets in the wireline segment increased by 14.6% to EUR 16.5 million in 1-9M 06 due to higher investments in billing software and licenses and software for aonDigital TV.
Wireless capital expenditure for intangible assets increased by 104.2% to EUR 52.9 million mainly as a result of the acquisition of UMTS frequencies by Si.mobil and the HSDPA roll-out in Austria.
Quarterly comparison:
During 3Q 06, group capital expenditure for tangible and intangible assets increased by 15.6% to EUR 148.5 million. Capital expenditure for tangible assets increased slightly by 0.3% to EUR 115.6 million and intangible assets increased by 149.2% to EUR 32.9 million.
In the wireline segment, capital expenditure for tangible assets decreased by 9.5% to EUR 59.7 million during 3Q 06 as lower investments into the broadband access network and buildings & infrastructure could offset higher core network investments.
In the wireless segment, capital expenditure for tangible assets increased by 13.4% to EUR 55.9 million in 3Q 06 primarily driven by higher network capex in Croatia and higher investments in Austria and Bulgaria for UMTS and HSDPA.
Capital expenditure for intangible assets in the wireline segment increased from EUR 2.9 million in 3Q 05 to EUR 4.9 million in 3Q 06 due to increased international rights of use in the wholesale business and billing software.
Wireless capital expenditure for intangible assets rose by 171.8% to EUR 28.0 million primarily due to the acquisition of UMTS frequencies in Slovenia and the roll-out of HSDPA in Austria.
Cash flow and net debt
Year-to-date comparison:
Cash generated from operations totaled EUR 1,159.5 million and remained stable compared to the same period last year. Higher cash from operations for 1-9M 06 was offset by an expansion of working capital due to an increase in accounts receivable.
Cash outflows for investing activities decreased to EUR 411.9 million from EUR 1,254.9 million primarily as a result of the payment of EUR 905.5 for the acquisition of Mobiltel included in the first nine months of 2005.
Cash from financing activities showed an outflow of EUR 742.7 million during the first nine months of 2006 compared to an outflow of EUR 54.1 million during the same period of last year. A decrease in short-term borrowings of EUR 662.0 million and an increase in long-term financing of EUR 275.1 million as well as increased share buy backs and dividend payments were the main drivers of this development.
Quarterly comparison:
During the reporting quarter cash generated from operations increased by 3.4% to EUR 432.8 million as a result of an improved financial result and an increase of accounts payable.

Cash flow and net debt
in EUR million (unaudited)	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

Cash generated from operations	432.8	418.7	3.4%	1,159.5	1,148.1	1.0%
Cash from (used in) investing activities	-145.8	-923.3	84.2%	-411.9	-1,254.9	67.2%
Cash from (used in) financing activities	-268.7	-317.6	15.4%	-742.7	-54.1	-1,272.8%
Effect of exchange rate changes	-1.8	-1.0	-80.0%	-1.6	0.3	—
Net increase (decrease) in cash and cash equivalents	16.5	-823.3	—	3.3	-160.6	—

in EUR million	Sept. 30, 06	Dec. 31, 05	% change

Net debt	2,923.3	3,113.7	-6.1%
10       Telekom Austria Group: Results for the First Nine Months 2006

Cash outflow from investing activities declined from EUR 923.3 million in 3Q 05 to EUR 145.8 million in 3Q 06. The payment for the acquisition of Mobiltel in the third quarter 2005 is the main cause for this decline despite higher capital expenditure in the current reporting period.
Cash used in financing activities showed an outflow in the amount of EUR 268.7 million in the third quarter of 2006 declining 15.4% versus the same period last year. Despite an increase of cash used to acquire treasury shares and higher repayments of short-term debt, lower principal payments on long-term debt resulted in a lower cash outflow for financing activities. In 3Q 06 a EUR 300 million financing at attractive conditions was obtained.
Net debt decreased by 6.1% from EUR 3,113.7 million as of December 31, 2005 to EUR 2,923.3 million as of September 30, 2006 as strong cash flow from operations during 1-9M 06 allowed repayments despite capital expenditures, dividends and acquisition of treasury shares.
The net debt to equity ratio (net gearing) decreased to 102.1% at the end of September, 2006 compared to 106.7% at the end of December, 2005. This development is the result of a lower net debt level although increased acquisition of treasury shares resulted in lower equity as well.
Net debt includes long-term debt, short- term borrowings, capital leases, cash and cash equivalents, marketable securities available for sale, short-term financing with related parties as well as financial instruments included in other assets and other current assets. The short-term portion of cross-border lease obligations is excluded from short-term borrowings for the calculation of net debt.
Personnel
The Telekom Austria Group workforce shrank by 81 full time equivalents to 15,467 employees at the end of September 2006 compared to the same time last year.
The number of wireline employees dropped by 86 or 0.9%.
The wireless segment reported an almost unchanged headcount of 5,968 compared to the 5,963 employees at the end of September 2005.
Business combination
In accordance with IFRS 3 Telekom Austria has finalized its provisional internal accounting of the acquisition of Mobiltel in the third quarter 2006 within the twelve month period since the acquisition date. This resulted in an increase of goodwill, deferred tax liabilities and other liabilities. Total goodwill was increased by EUR 39.5 million. The finalization of the purchase accounting had no effect on-net income for all periods presented.
Other events
On August 23, 2006, the management board decided on a modification of the share buyback program. Under the modified program the company can acquire up to 50 million shares corresponding to 10% of the share capital. Based on the authorization of the annual general meeting, Telekom Austria acquired 6,136,613 treasury shares at an average purchase price of EUR 19.06 for a total amount of EUR 116.9 million in 3Q 06 compared to 4,262,762 treasury shares for a total amount of EUR 70.4 million in 3Q 05.

Personnel (full-time employees)	End of period			Average of period
	Sept. 30, 06	Sept. 30, 05	change	1-9M 06	1-9M 05	change

Wireline	9,499	9,585	-86	9,518	9,613	-91
Wireless	5,968	5,963	5	5,991	4,395	1,596
Total	15,467	15,548	-81	15,509	14,008	1,501

Telekom Austria Group: Results for the First Nine Months 2006       11

On September 30, 2006, Telekom Austria held 32,917,059 treasury shares corresponding to 6.58% of the shares issued reducing shareholder’s equity by a total amount of EUR 547.9 million.
Details of the purchases are published each Tuesday on our corporate website at www.telekom.at/share-buyback
The following major subsequent events occurred after September 30, 2006:
In October 2006, the national assembly of the republic of Bulgaria agreed to a tax reform, which will become effective as of January 1, 2007. The reform reduces the corporate income tax rate from 15% to 10%, which is estimated to result in a tax benefit in the fourth quarter from revaluation of the estimated deferred tax assets and liabilities. Additionally, in accordance with the tax reform goodwill amortization will not be allowed for tax purposes starting January 1, 2007 which will result in higher cash taxes.
On October 10, 2006 Telekom Austria announced that ÖIAG’s stake in Telekom Austria has fallen from 25.4% at the end of June 30, 2006 to 25.2%. Approximately 1 million shares corresponding to 0.2% were sold via the stock exchange. Telekom Austria’s current free float is 74.8%.
On October 23, 2006 the supervisory board appointed Hans Tschuden as the new Chief Financial Offer (CFO) of Telekom Austria Group for a period of 5 years starting April 1, 2007. He will succeed Stefano Colombo, whose mandate expires in spring 2007.
On November 7, 2006 Telekom Austria Group announced the successful bid for the 3rd licence in Serbia for EUR 320 million and 1 EURO. The granted license is valid for ten years with the option of automatic renewal for another ten years. Operations will be launched within 6 months. The licence provides for a coverage of 20% of the population as well as of the three major highways within 12 months after the grant date. For the network rollout Telekom Austria expects capital expenditures to amount to approximately EUR 250 million by 2009. Telekom Austria anticipates positive EBITDA and free cash flow from the new business in 2009.
On November 2, 2006 the Slovenian parliament passed an act gradually reducing the corporate income tax rate from 25% to 23% in 2007, 22% in 2008, 21% in 2009 and 20% from 2010 on, which is expected to reduce the effective tax rate accordingly.
Forecast for 2006 and Multiyear Outlook
The results for the third quarter fully support the outlook for the business year 2006 as announced with the publication of the half year results in August 2006 and allow for a further upward revision of expected operating income and net income growth. All key financial figures are expected to improve in 2006, primarily driven by the consolidation of Mobiltel for full 12 months.
For the financial year 2006 the Telekom Austria Group expects operating revenue to rise by approximately 5% and adjusted EBITDA by about 10%. Stable depreciation and amortization charges despite the consolidation of Mobiltel and lower interest expenses, following the withdrawal from the auction for Mobi 63, allow for a growth of operating income and net income. Telekom Austria anticipates that both operating income and net income will rise by approximately 30%. Thus, with a steady payout ratio of 65%, a further increase in the dividend can be expected.
Total capital expenditure for tangible and intangible assets is expected to rise by approximately 8%. Capital expenditure in the wireless segment will rise due to the full-year consolidation of Mobiltel and higher investments in UMTS and HSDPA technologies in order to maintain our technological leadership in a competitive environment. Lower investments in the wireline segment will be unable to offset
12       Telekom Austria Group: Results for the First Nine Months 2006

for this increase. In the wireline segment the migration of voice minutes to mobile communications networks is expected to continue in 2006, leading to lower revenue and to a decline in adjusted EBITDA. The broadband business in Austria will continue to grow, but will not fully offset the decline in traditional voice telephony. Supported by a further reduction in depreciation and amortization charges, operating income in the wireline segment is expected to show strong growth in 2006.
In the wireless segment the contribution from Mobiltel and good performance of our international operations is expected to lead to an increase in operating revenue and to an increase in adjusted EBITDA.
Despite market consolidation in the Austrian market, price competition is expected to remain fierce on the domestic market, whereby much of the expected growth of the wireless segment will be generated by Telekom Austria’s international subsidiaries. In this environment all companies in the wireless segment will focus on clearly positioning themselves in their respective markets and pushing ahead with the expansion of mobile data services.
During the period of 2005 to 2009, disregarding any possible new acquisitions, contribution from startup operations and the impact of regulation on roaming tariffs proposed by the European Commission, Telekom Austria expects operating revenue to grow by a compound annual growth rate (CAGR) of approximately 2%.
Adjusted EBITDA in this period should grow on average by approximately 2.5% per annum. Due to a continued decline in depreciation and amortization charges and lower interest expenses as a result of the continued reduction of net debt, Telekom Austria expects net income to rise on average by approximately 13% per year.
Disclaimer: Although Telekom Austria has conducted diligence customary in acquisitions in Central and Eastern Europe, based on the information to which Telekom Austria was given access during the acquisition process, Telekom Austria has not been involved in the management of Mobiltel until July 12, 2005. Financial data prior to this period are given for comparative purposes only. Telekom Austria does not take responsibility for the correctness of these figures.
This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:
•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;
•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;
•	the effects of our tariff reduction or other marketing initiatives;
•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;
•	our ability to achieve cost savings and realize productivity improvements;
•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;
•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;
•	the progress of our domestic and international investments, joint ventures and alliances
•	the impact of our new business strategies and transformation program;
•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditure;
•	the outcome of litigation in which we are involved;
•	the level of demand in the market for our shares which can affect our business strategies;
•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.
Telekom Austria Group: Results for the First Nine Months 2006       13

TELEKOM AUSTRIA AG
Consolidated Balance Sheets

	Sept. 30, 06	Dec. 31, 05
(in EUR millions)	unaudited	audited

ASSETS

Current assets
Cash and cash equivalents	120.0	116.8
Short term investments	17.7	15.1
Accounts receivable — trade, net of allowances	745.6	714.3
Receivables due from related parties	0.8	0.0
Inventories	101.4	90.9
Prepaid expenses	130.8	121.7
Income taxes receivable	1.1	9.2
Non current assets held for sale	0.9	0.9
Other current assets	44.0	27.6
Total Current Assets	1,162.3	1,096.5

Investments in associates	5.0	3.7
Financial assets long-term	78.5	86.8
Goodwill	1,188.3	1,188.4
Other intangible assets, net	1,548.9	1,664.0
Property, plant and equipment, net	3,254.0	3,583.0
Other assets	10.2	6.0
Deferred tax assets	56.4	68.3
Receivables due from related parties, long-term finance	0.1	0.0
TOTAL ASSETS	7,303.7	7,696.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	-293.9	-704.1
Accounts payable — trade	-436.5	-544.2
Provisions and accrued liabilities	-156.0	-166.3
Payables to related parties	-7.4	-11.3
Income taxes payable	-23.7	-12.8
Other current liabilities	-206.2	-206.9
Deferred income	-182.6	-199.5
Total Current Liabilities	-1,306.3	-1,845.1

Long term liabilities
Long-term debt, net of current portion	-2,780.2	-2,557.7
Lease obligations, net of current portion	-57.9	-68.7
Employee benefit obligation	-116.9	-119.9
Provisions long-term	-72.6	-85.7
Deferred tax liabilities	-65.9	-50.9
Other liabilities and deferred income	-40.7	-50.0
Total Long Term Liabilities	-3,134.2	-2,932.9

Stockholders’ equity
Common stock, issued and outstanding shares with zero par value	-1,090.5	-1,090.5
Treasury shares	547.9	256.4
Additional capital	-460.1	-460.1
Retained Earnings	-1,861.4	-1,624.1
Revaluation reserve	-0.5	-0.4
Translation adjustments	1.4	0.0
Equity attributable to equity holders of the parent	-2,863.2	-2,918.7

Minority Interests	0.0	-0.1
Total Stockholders’ equity	-2,863.2	-2,918.8

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	-7,303.7	-7,696.7

14     Telekom Austria Group: Results for the First Nine Months 2006

TELEKOM AUSTRIA AG
Consolidated Statements of Operations*

			3Q 06	3Q 05	1-9M 06	1-9M 05
(in EUR millions, except per share information)			unaudited	unaudited	unaudited	unaudited

Operating revenue	a	)	1,232.3	1,188.3	3,560.3	3,196.8
Other operating income			17.6	13.3	44.9	44.2

Operating expenses	b	)
Materials			-90.8	-89.5	-262.5	-226.8
Employee costs, including benefits and taxes			-178.2	-162.1	-544.9	-511.4
Depreciation and amortization			-268.3	-282.0	-833.4	-816.9
Impairment charges			0.0	0.0	-2.5	0.0
Other operating expenses			-431.0	-403.9	-1,266.2	-1,125.8
Operating income			281.6	264.1	695.7	560.1

Other income (expense)
Interest income			4.9	5.3	14.7	23.1
Interest expense			-34.5	-35.8	-98.2	-106.8
Foreign exchange differences			0.0	-0.1	-0.2	-0.2
(Loss) Income from investments			0.0	0.3	-0.8	4.1
Equity in earnings of affiliates			0.1	0.1	0.2	0.3
Income before income taxes, minority interests			252.1	233.9	611.4	480.6

Income tax expense			-38.5	-49.7	-112.9	-110.4
Net income			213.6	184.2	498.5	370.2

Attributable to:
Equity holders of the parent			213.5	184.2	498.4	370.2
Minority interests			0.0	0.0	0.0	0.0

Basic and fully diluted earnings per share			0.45	0.38	1.05	0.75
Weighted-average number of ordinary shares in issure			471,605,606	487,741,119	475,886,046	490,758,509

a) includes revenue from related parties of			1.3	0.1	1.9	0.1
b) includes operating expenses from related parties of			-11.3	7.9	8.8	7.9

*	Consolidated 3Q 06 and 1-9M 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 3Q 05 and 1-9M 2005 include contributions from Mobiltel for the period from July 12 through September 30, 2005.
Telekom Austria Group: Results for the First Nine Months 2006     15

TELEKOM AUSTRIA AG
Consolidated Statements of Cash Flows*

	3Q 06	3Q 05	1-9M 06	1-9M 05
(in EUR million)	unaudited	unaudited	unaudited	unaudited

Cash generated from operations
Net Income	213.6	184.2	498.5	370.2
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	268.3	282.0	836.0	816.9
Write-offs from investments	0.0	0.0	1.1	0.0
Employee benefit obligation — non cash	1.0	4.5	-0.5	8.8
Allowance for doubtful accounts	6.6	8.6	28.2	28.7
Change in deferred taxes	3.9	28.6	26.9	69.1
Equity in earnings of affiliates less than (in excess of) dividends received	-0.1	-0.1	-0.2	-0.3
Stock compensation	8.0	0.6	11.4	7.1
Asset retirement obligation — accretion expense	0.9	0.8	2.5	2.5
Gain/Loss on sale of investments	-0.1	-0.3	-0.3	-3.9
Loss on disposal / retirement of equipment	-0.7	2.3	4.1	-2.3
Other	0.0	-5.3	0.2	-5.5

	501.4	505.9	1,407.9	1,291.3

Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	-32.7	-8.5	-59.7	15.1
Due from related parties	-0.7	0.0	-1.1	0.0
Inventories	9.8	-8.6	-10.5	-16.9
Prepaid expenses and other assets	0.8	-0.3	-16.6	15.4
Accounts payable — trade	-9.8	-55.0	-107.3	-152.1
Employee benefit obligation	-0.8	-1.8	-2.4	-6.1
Accrued liabilities	-12.5	-14.7	-14.8	-15.1
Due to related parties	-3.5	-0.9	-3.8	-5.7
Other liabilities and deferred income	-19.2	2.6	-32.2	22.2

	-68.6	-87.3	-248.4	-143.2

Cash generated from operations	432.8	418.7	1,159.5	1,148.1

Cash from (used in) investing activities
Capital expenditures, including interest capitalized	-148.5	-128.5	-421.4	-378.0
Acquisitions and investments, net of cash acquired	0.0	-905.5	0.0	-905.5
Sale of subsidiary, net of cash	0.0	0.0	-0.4	0.0
Purchase of call option to acquire equity instruments	0.0	80.0	0.0	0.0
Proceeds from sale of equipment	7.1	4.6	14.4	20.2
Purchase of investments — short-term	-4.7	-0.2	-5.4	-45.1
Purchase of investments — long-term	-0.9	-0.1	-4.0	-1.0
Proceeds from sale of investments — short-term	1.2	26.2	3.5	53.2
Proceeds from sale of investments — long-term	0.0	0.2	1.4	1.3

Cash used in investing activities	-145.8	-923.3	-411.9	-1,254.9

Cash from (used in) financing activities
Proceeds from issuance of bonds	0.0	0.0	0.0	989.0
Principal payments on bonds	0.0	-345.3	0.0	-345.3
Proceeds from issuance of long-term debt and bonds	300.0	0.0	300.0	0.0
Principal payments on long-term debt	-1.9	-414.7	-239.1	-857.9
Changes in short-term bank borrowings	-449.9	512.8	-250.9	411.1
Purchase of treasury shares	-116.9	-70.4	-291.5	-133.1
Dividends paid	0.0	0.0	-261.2	-117.9

Cash generated from (used in) financing activities	-268.7	-317.6	-742.7	-54.1

Effect of exchange rate changes	-1.8	-1.0	-1.6	0.3

Net increase (decrease) in cash and cash equivalents	16.5	-823.3	3.3	-160.6

Cash and cash equivalents at beginning of period	0.0	0.0	116.8	288.2
Cash and cash equivalents at end of period	16.5	-823.3	120.0	127.6

*	Consolidated 3Q 06 and 1-9M 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 3Q 05 and 1-9M 2005 include contributions from Mobiltel for the period from July 12 through September 30, 2005.
16     Telekom Austria Group: Results for the First Nine Months 2006

TELEKOM AUSTRIA AG
Consolidated Statement of Changes in Stockholders’ Equity (unaudited)

			Additional						Total
	Common	Treasury	paid in	Retained	Revaluation	Translation		Minority	stockholders’
(in EUR millions) (unaudited)	stock*	stock**	capital	Earnings	Reserve	adjustment	Total	interest	Equity

Balance December 31, 2005	1,090.5	-256.5	460.1	1,624.2	0.4		2,918.7	0.1	2,918.8
Net unrealized loss on securities, net of EUR 0.0 deferred income tax					0.1		0.1		0.1
Foreign currency translation adjustment						-1.4	-1.4		-1.4
Net income recognized directly in equity							-1.3		-1.3
Net income				498.4			498.4	0.1	498.5
Total recognized income for the period							497.1	0.1	497.2
Distribution of Dividends				-261.2			-261.2		-261.2
Purchase of Treasury shares		-291.4					-291.4		-291.4
Acquisition of minority interests								-0.2	-0.2
Balance September 30, 2006	1,090.5	-547.9	460.1	1,861.4	0.5	-1.4	2,863.2	0.0	2,863.2

*	Number of shares of common stock per September 30, 2006 amounted to 500,000,000 unchanged to December 31, 2005.

**	Number of shares of treasury stock per September 30, 2006 amounted to 32,917,059 compared to 17,497,106 per December 31, 2005 and 14,603,555 per September 30, 2005.
Net Debt

	September 30, 2006	December 31, 2005
(in EUR millions)	unaudited	audited

Long-term debt	2,790.5	2,557.7
Short-term borrowings	293.9	704.1
- Short-term portion of capital and cross border lease	-11.3	-9.4
+ Capital lease obligations	0.5	0.6
Cash and cash equivalents, short-term and long term investments	-145.3	-139.3
Financial instruments, included in other assets and other current assets	-5.0	0.0

Net debt	2,923.3	3,113.7

Net debt/equity	-102.1%	-106.7%

Reconciliation from Adjusted EBITDA to Net Income*

	3Q 06	3Q 05	1-9M 06	1-9M 05
(in EUR millions)	unaudited	unaudited	unaudited	unaudited

Adjusted EBITDA (excluding impairment charges)**	549.9	546.1	1,531.7	1,377.0
Impairment charges	0.0	0.0	-2.5	0.0
Consolidated adjusted EBITDA (including impairment charges)**	549.9	546.1	1,529.2	1,377.0
Depreciation and amortization	-268.3	-282.0	-833.4	-816.9
Interest income	4.9	5.3	14.7	23.1
Interest expense	-33.6	-34.9	-95.7	-104.2
Accretion expense	-0.9	-0.9	-2.5	-2.6
Foreign exchange differences	0.0	-0.1	-0.2	-0.2
Income/loss from investments	0.0	0.3	-0.8	4.1
Equity in earnings of affiliates	0.1	0.1	0.1	0.3
Income before income taxes	252.1	233.9	611.4	480.6
Income tax expense	-38.5	-49.7	-112.9	-110.4
Net income	213.6	184.2	498.5	370.2

*	Consolidated 3Q 06 and 1-9M 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 3Q 05 and 1-9M 2005 include contributions from Mobiltel for the period from July 12 through September 30, 2005.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for the First Nine Months 2006 17

Operating Results by Segment*

	3Q 06	3Q 05		1-9M 06	1-9M 05
(in EUR million)	unaudited	unaudited	% change	unaudited	unaudited	% change

Operating revenue
Wireline	529.8	531.7	-0.4%	1,584.0	1,591.5	-0.5%
Wireless	772.9	721.0	7.2%	2,172.0	1,781.1	21.9%
Other & eliminations	-70.4	-64.4	9.3%	-195.7	-175.8	11.3%
Consolidated revenue	1,232.3	1,188.3	3.7%	3,560.3	3,196.8	11.4%

Operating income
Wireline	52.6	56.4	-6.7%	130.4	116.8	11.6%
Wireless	228.7	207.3	10.3%	563.1	441.9	27.4%
Other & eliminations	0.3	0.4	-25.0%	2.2	1.4	57.1%
Consolidated operating income	281.6	264.1	6.6%	695.7	560.1	24.2%

Adjusted EBITDA**
Wireline	199.4	218.8	-8.9%	600.2	636.8	-5.7%
Wireless	350.3	326.9	7.2%	929.6	739.1	25.8%
Other & eliminations	0.2	0.4	-50.0%	1.9	1.1	72.7%
Consolidated adjusted EBITDA**	549.9	546.1	0.7%	1,531.7	1,377.0	11.2%

Capital expenditure*

in EUR million (unaudited)	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

Wireline tangible	59.7	66.0	-9.5%	161.8	191.9	-15.7%
Wireless tangible	55.9	49.3	13.4%	190.2	145.8	30.5%
Tangible	115.6	115.3	0.3%	352.0	337.7	4.2%

Wireline intangible	4.9	2.9	69.0%	16.5	14.4	14.6%
Wireless intangible	28.0	10.3	171.8%	52.9	25.9	104.2%
Intangible	32.9	13.2	149.2%	69.4	40.3	72.2%

Total capital expenditures	148.5	128.5	15.6%	421.4	378.0	11.5%
Personnel

Personnel (full-time employees)	End of period			Average of period
	Sept. 30, 06	Sept. 30, 05	change	1-9M 06	1-9M 05	change

Wireline	9,499	9,585	-86	9,518	9,613	-95
Wireless	5,968	5,963	5	5,991	4,395	1,596
Total	15,467	15,548	-81	15,509	14,008	1,501

*	Consolidated 3Q 06 and 1-9M 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 3Q 05 and 1-9M 2005 include contributions from Mobiltel for the period from July 12 through September 30, 2005.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
18 Telekom Austria Group: Results for the First Nine Months 2006

Operational Data Wireline

Lines and channels (in ‘000):	Sept.30, 06	Sept.30, 05	% change

PSTN access lines	2,289.8	2,388.9	-4.1%
Basic ISDN access lines	398.0	427.0	-6.8%
Multi ISDN access lines	7.2	7.4	-1.9%
Total access lines	2,695.1	2,823.3	-4.5%
Total access channels	3,303.0	3,464.3	-4.7%

ADSL retail access lines	549.0	424.1	29.4%
ADSL wholesale access lines	121.0	101.7	19.0%
Total ADSL access lines	670.0	525.8	27.4%

Traffic minutes (in millions of minutes) during the period:	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

National	818	913	-10.5%	2,638	2,901	-9.1%
Fixed-to-mobile	195	208	-6.1%	599	628	-4.6%
International	101	108	-6.2%	311	333	-6.6%
Total voice minutes	1,114	1,229	-9.4%	3,548	3,861	-8.1%
Internet dial up	310	507	-38.9%	1,139	1,782	-36.0%
Total wireline minutes	1,424	1,736	-18.0%	4,687	5,643	-16.9%

Total voice market share				57.3%	55.9%
Total market share (incl. Internet dial up)				57.3%	56.2%

Total average voice telephony tariff (EUR/min.)	0.077	0.077	0.0%	0.076	0.076	0.0%
Total average Internet dial-up tariff (EUR/min.)	0.018	0.017	5.2%	0.017	0.017	-0.6%
ADSL ARPU residential	27.9	29.8	-6.4%	28.2	30.7	-8.2%

	Sept.30, 06	Sept.30, 05	% change

Internet subscribers in Austria (‘in 000)	1.489	1.385	7.5%
Czech On Line customers (‘in 000)	170	199	-14.9%

Wireline operating revenue (in EUR million)	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

Switched voice traffic revenue	85.6	97.6	-12.3%	272.9	300.1	-9.1%
Switched voice monthly rental & other voice telephony revenue	129.8	137.8	-5.8%	393.6	415.6	-5.3%
Payphones & value added services	11.8	12.2	-3.3%	33.8	36.9	-8.4%
Data & IT-solutions including wholesale	102.7	104.3	-1.5%	309.4	308.7	0.2%
Internet access & media	66.0	59.6	10.7%	198.4	175.9	12.8%
Wholesale voice telephony & Internet	103.9	90.3	15.1%	290.3	268.7	8.0%
Other	30.0	29.9	0.3%	85.6	85.6	0.0%
Total wireline operating revenue	529.8	531.7	-0.4%	1,584.0	1,591.5	-0.5%

Telekom Austria Group: Results for the First Nine Months 2006 19

Operational Data Wireless*

Wireless (EUR million) (unaudited)	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

Revenue	772.9	721.0	7.2%	2,172.0	1,781.1	21.9%
Operating income	228.7	207.3	10.3%	563.1	441.9	27.4%
Adjusted EBITDA**	350.3	326.9	7.2%	929.6	739.1	25.8%
Data as a portion of traffic-related revenues	19.4%	17.1%

Wireless, on a comparable basis, excluding
Mobiltel (unaudited)	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

Revenue	613.5	594.4	3.2%	1,744.4	1,654.5	5.4%
Operating income	165.6	158.1	4.7%	405.5	392.7	3.3%
Adjusted EBITDA**	253.1	246.7	2.6%	670.7	658.9	1.8%
Data as a portion of traffic-related revenue	21.9%	18.8%

	Sept. 30, 06	Sept. 30, 05	% change

Subscribers (‘000)	9,781.9	8,456.2	15.7%

mobilkom austria*** (EUR million) (unaudited)	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

Revenue	435.8	441.6	-1.3%	1,291.9	1,275.1	1.3%
Operating income	100.4	110.0	-8.7%	295.1	302.8	-2.5%
Adjusted EBITDA**	162.4	173.3	-6.3%	482.8	493.0	-2.1%
Monthly ARPU (EUR)	34.9	37.7	-7.4%
Data as a portion of traffic-related revenue	21.3%	17.5%
Subscriber aquisition cost (SAC)	13.3	10.8	23.1%
Subscriber retention cost (SRC)	17.2	14.2	21.1%
Churn (3 months)	4.4%	4.4%
Monthly MOU charged/ø subscriber	154.3	133.4	15.7%

	Sept. 30, 06	Sept. 30, 05	% change

Subscribers (‘000)	3,529.4	3,309.5	6.6%
Contract share	59.3%	55.8%
Market share	38.8%	39.5%
Market penetration	110.9%	102.6%

Mobiltel (EUR million) for the full period
for purpose of comparison only (unaudited)	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

Revenue	161.2	144.4	11.6%	432.2
Operating income	63.1	60.5	4.3%	157.6
Adjusted EBITDA**	97.2	91.4	6.3%	258.9
Monthly ARPU (EUR)	11.4	12.8	-10.9%

Mobiltel (EUR million) as reported (unaudited)	3Q 06	3Q 05*	% change	1-9M 06	1-9M 05*	% change

Revenue		127.5			127.5
Operating income		49.2			49.2
Adjusted EBITDA**		80.1			80.1

	Sept. 30, 06	Sept. 30, 05	% change

Subscribers (‘000)	4,036.3	3,332.9	21.1%
Contract share	35.8%	35.4%
Market share	54.0%	60.8%
Market penetration	97.2%	69.7%

*	Consolidated 3Q 06 and 1-9M 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 3Q 05 and 1-9M 2005 include contributions from Mobiltel for the period from July 12 through September 30, 2005.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.

***	The reported operating income represents the contribution of the subsidiaries to the consolidated operating income of operations of Telekom Austria including amortization of fair value adjustments resulting from past business combinations and therefore may deviate from the results of the single financial statements.
20     Telekom Austria Group: Results for the First Nine Months 2006

Operational Data Wireless

Vipnet* (EUR million) (unaudited)	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

Revenue	145.4	131.9	10.2%	363.4	318.7	14.0%
Operating income	57.7	42.5	35.8%	99.0	80.2	23.4%
Adjusted EBITDA**	77.6	63.9	21.4%	158.9	140.2	13.3%
Monthly ARPU (EUR)	17.5	21.0	-16.7%

	Sept. 30, 06	Sept. 30, 05	% change

Subscribers (‘000)	1,805.6	1,461.1	23.6%
Contract share	16.2%	16.1%
Market share	43.2%	45.1%
Market penetration	94.8%	73.4%

Si.mobil* (EUR million) (unaudited)	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

Revenue	37.3	27.9	33.7%	95.5	73.2	30.5%
Operating income	6.9	3.4	102.9%	9.3	7.2	29.2%
Adjusted EBITDA**	12.3	8.7	41.4%	25.9	22.4	15.6%
Monthly ARPU (EUR)	22.5	18.5	21.6%

	Sept. 30, 06	Sept. 30, 05	% change

Subscribers (‘000)	405.9	349.0	16.3%
Contract share	55.2%	46.8%
Market share	24.4%	22.1%
Market penetration	84.1%	79.7%

mobilkom liechtenstein (EUR million) (unaudited)	3Q 06	3Q 05	% change	1-9M 06	1-9M 05	% change

Revenue	7.6	5.0	52.0%	19.9	11.0	80.9%
Operating income	0.9	0.5	80.0%	2.5	1.6	56.3%
Adjusted EBITDA**	1.0	0.7	42.9%	3.0	2.1	42.9%

	Sept. 30, 06	Sept. 30, 05	% change

Subscribers (‘000)	4.7	3.7	27.0%

*	The reported operating income represents the contribution of the subsidiaries to the consolidated operating income of operations of Telekom Austria including amortization of fair value adjustments resulting from past business combinations and therefore may deviate from the results of the single financial statements.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for the First Nine Months 2006     21

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Boris Nemsic

Name: Boris Nemsic Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: November 14, 2006